UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                   Under the Securities Exchange Act of 1934

                              (Amendment No. 2)(1)


                         The Randers Group Incorporated
       ------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $.0001 per share
       ------------------------------------------------------------------
                         (Title of Class of Securities)

                                  752333 10 4
                         -----------------------------
                                 (CUSIP Number)

                                 March 14, 1997
      -------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement


        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

        Check the following box if a fee is being paid with the statement
   [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

        (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
PAGE
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        CUSIP No. 752333 10 4                                Page 2 of 13



   ------    ---------------------------------------------------------------
      1      NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Thermo Electron Corporation
             04-2209186

   ------    ---------------------------------------------------------------
      2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) [  ]
                                                                    (b) [  ]

   ------    ---------------------------------------------------------------
      3      SEC USE ONLY


   ------    ---------------------------------------------------------------
      4      SOURCE OF FUNDS*

             WC

   ------    ---------------------------------------------------------------
      5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
             REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                    [  ]


   ------    ---------------------------------------------------------------
      6      CITIZENSHIP OR PLACE OF ORGANIZATION

             State of Delaware
   _________________________________________________________________________
                          7      SOLE VOTING POWER

                                 1,260,000
     NUMBER OF
                       ------    -------------------------------------------
      SHARES              8      SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY                    -0-
       EACH
                       ------    -------------------------------------------
     REPORTING            9      SOLE DISPOSITIVE POWER
      PERSON
       WITH                      1,260,000

                       ------    -------------------------------------------
                         10      SHARED DISPOSITIVE POWER

                                 -0-

   ------    ---------------------------------------------------------------
     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
             REPORTING PERSON

             1,260,000

   ------    ---------------------------------------------------------------
     12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
             EXCLUDES CERTAIN SHARES*                                  [ x ]

   ------    ---------------------------------------------------------------
     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             8.9%

   ------    ---------------------------------------------------------------
     14      TYPE OF REPORTING PERSON *
             CO

   -------------------------------------------------------------------------
PAGE

        CUSIP No. 752333 10 4                                Page 3 of 13



   ------    ---------------------------------------------------------------
      1      NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Thermo Power Corporation
             04-2891371

   ------    ---------------------------------------------------------------
      2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) [  ]
                                                                    (b) [  ]

   ------    ---------------------------------------------------------------
      3      SEC USE ONLY


   ------    ---------------------------------------------------------------
      4      SOURCE OF FUNDS*

             WC

   ------    ---------------------------------------------------------------
      5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
             REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                    [  ]


   ------    ---------------------------------------------------------------
      6      CITIZENSHIP OR PLACE OF ORGANIZATION

             Commonwealth of Massachusetts
   _________________________________________________________________________
                          7      SOLE VOTING POWER

                                 420,000
     NUMBER OF
                       ------    -------------------------------------------
      SHARES              8      SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY                    -0-
       EACH
                       ------    -------------------------------------------
     REPORTING            9      SOLE DISPOSITIVE POWER
      PERSON
       WITH                      420,000

                       ------    -------------------------------------------
                         10      SHARED DISPOSITIVE POWER

                                 -0-

   ------    ---------------------------------------------------------------
     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
             REPORTING PERSON

             420,000

   ------    ---------------------------------------------------------------
     12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
             EXCLUDES CERTAIN SHARES*                                  [ x ]

   ------    ---------------------------------------------------------------
     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             3.0%

   ------    ---------------------------------------------------------------
     14      TYPE OF REPORTING PERSON *
             CO

   -------------------------------------------------------------------------
PAGE

        CUSIP No. 752333 10 4                                Page 4 of 13



   ------    ---------------------------------------------------------------
      1      NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Thermo TerraTech Inc.
             04-2925807

   ------    ---------------------------------------------------------------
      2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) [  ]
                                                                    (b) [  ]

   ------    ---------------------------------------------------------------
      3      SEC USE ONLY


   ------    ---------------------------------------------------------------
      4      SOURCE OF FUNDS*

             WC

   ------    ---------------------------------------------------------------
      5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
             REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                    [  ]


   ------    ---------------------------------------------------------------
      6      CITIZENSHIP OR PLACE OF ORGANIZATION

             State of Delaware
   _________________________________________________________________________
                          7      SOLE VOTING POWER

                                 -0-
     NUMBER OF
                       ------    -------------------------------------------
      SHARES              8      SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY                    -0-
       EACH
                       ------    -------------------------------------------
     REPORTING            9      SOLE DISPOSITIVE POWER
      PERSON
       WITH                      -0-

                       ------    -------------------------------------------
                         10      SHARED DISPOSITIVE POWER

                                 -0-

   ------    ---------------------------------------------------------------
     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
             REPORTING PERSON

             -0-

   ------    ---------------------------------------------------------------
     12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
             EXCLUDES CERTAIN SHARES*                                  [ x ]

   ------    ---------------------------------------------------------------
     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             -0%-

   ------    ---------------------------------------------------------------
     14      TYPE OF REPORTING PERSON *
             CO

   -------------------------------------------------------------------------
PAGE

        CUSIP No. 752333 10 4                                Page 5 of 13




        Pursuant to Rule 13d-2(c) under the Securities Exchange Act of 1934, this Amendment No. 2 to Schedule 13D amends and restates the entire text of the Schedule 13D, as previously amended, previously filed by Thermo Electron Corporation and its subsidiary Thermo Power Corporation relating to shares of common stock, par value $.0001 per share, of The Randers Group Incorporated.

   Item 1.  Security and Issuer.
   -------  --------------------

        This Schedule 13D relates to the shares of common stock, $.0001 par value per share (the "Shares"), of The Randers Group Incorporated (the "Issuer"). The Issuer's principal executive offices are located at 570
   W. Seminole Road, Muskegon, Michigan  49444.

   Item 2.  Identity and Background.
   -------  ------------------------

        This Schedule 13D is being filed by (i) Thermo Electron Corporation ("Thermo Electron"), (ii) Thermo Power Corporation ("Thermo Power") and
   (iii) Thermo TerraTech Inc. ("Thermo TerraTech"). Thermo Electron, Thermo Power and Thermo TerraTech are sometimes referred to collectively herein as the "Reporting Persons").

        The common stock of Thermo Electron is publicly traded on the New York Stock Exchange. To its knowledge, there is no person who may be deemed to be a controlling person of Thermo Electron. The common stock of Thermo Power and Thermo TerraTech are both publicly traded on the American Stock Exchange. Thermo Electron owns approximately 65% and 81% of the common stock of Thermo Power and Thermo TerraTech, respectively.

        The principal business and office address of each of the Reporting Persons is 81 Wyman Street, Waltham, Massachusetts 02254. Thermo Electron and Thermo TerraTech are each Delaware corporations. Thermo Power is a Massachusetts corporation.

        Thermo Electron's principal businesses include the development, manufacture and marketing of analytical and environmental-monitoring instruments, alternative-energy systems, industrial process equipment, biomedical products, and various devices based on advanced technologies. Thermo Electron also provides environmental and metallurgical services.

        Thermo Power develops, manufactures, markets and services power generation, cooling and related products, many of which are fueled by natural gas. In addition, Thermo Power develops gas-powered lighting products for commercialization.

        Thermo TerraTech provides environmental services and infrastructure planning and design, encompassing a range of specializations including consulting and design, the remediation of soil and fluids, laboratory testing and metal treating.

        Appendix A attached to this Schedule 13D sets forth with respect to each executive officer and director of Thermo Electron, Thermo Power and Thermo TerraTech his or her (a) name; (b) residence or business address;
   (c) present principal occupation or employment and the name, principal
PAGE

        CUSIP No. 752333 10 4                                Page 6 of 13


   business and address of any corporation or other organization in which such employment is conducted; and (d) citizenship.

        During the last five years, none of the Reporting Persons, nor (to the knowledge of the Reporting Persons) any executive officer or director of any of the Reporting Persons, has been convicted in a criminal proceeding.

        During the last five years, none of the Reporting Persons, nor (to the knowledge of the Reporting Persons) any executive officer or director of any of the Reporting Persons, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order (i) enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or (ii) finding a violation with respect to such laws.

        Marshall J. Armstrong, Senior Vice President, Government Affairs, of Thermo Electron and a director of Thermo Power, may also be deemed to beneficially own 10,000 Shares of the Issuer for purposes of Rule 13d-3(a). The Shares referred to in this report as beneficially owned by Mr. Armstrong are owned by his wife and adult son whom he supports. Mr. Armstrong disclaims beneficial ownership of these Shares. Mr. Armstrong's business address is Thermo Electron Corporation, 81 Wyman Street, Waltham, Massachusetts 02254. Mr. Armstrong is a citizen of the United States.

   Item 3.  Source and Amount of Funds or Other Consideration.
   -------  --------------------------------------------------

        Of the Shares of the Issuer owned by the Reporting Persons and referred to in Item 5, Thermo Electron purchased 1,000,000 Shares directly from the Issuer for $1,000,000 in March, 1991, and 260,000 Shares in open market purchases at various times for aggregate consideration of $172,716 (including brokerage commissions). Thermo Power acquired an additional 420,000 Shares in January, 1994 pursuant to the exercise of an option granted by a former officer and director of the Issuer, for an aggregate exercise price of $428,904. All funds used to purchase these Shares came out of the working capital of Thermo Electron or Thermo Power, as the case may be, and there were no borrowings in connection with such purchases.

        The Shares purchased by family members of Marshall J. Armstrong were purchased in March, 1991 for an aggregate consideration of $10,500 (including brokerage commissions). The funds used to purchase such Shares were personal funds and there were no borrowings in connection with such purchases.

   Item 4.  Purpose of Transaction.
   -------  -----------------------

        The Operating Committee of Thermo Electron has authorized Thermo TerraTech to enter into discussions with the Issuer with respect to one or more possible transactions, which, if consummated, would result in the acquisition by Thermo TerraTech of at least a majority of the equity interest in the Issuer. Such a transaction could take the form of purchases of Shares from existing shareholders of the Issuer, purchases of additional Shares directly from the Issuer or any other form,
PAGE

        CUSIP No. 752333 10 4                                Page 7 of 13


   including a merger. There can be no assurance that any such transaction will occur.

        The persons identified in response to Item 2 will continue to consider various relevant factors, including their evaluation of the Issuer's business, prospects and financial condition, amounts and prices of available securities of the Issuer, the market for the Issuer's securities, other opportunities available to such persons and general market and economic conditions. Depending on such factors, such persons may either make additional purchases of Shares or other securities of the Issuer in such manner and in such amounts as they determine to be appropriate, or such persons may decide to sell all or part of their Shares.

        Thermo TerraTech reserves the right to cause certain changes in the present board of directors and/or management of the Issuer in the event that Thermo TerraTech completes the acquisition of at least a majority of the equity interest in the Issuer. Except as set forth in this Item 4, however, none of the Reporting Persons, nor, to the Reporting Persons' knowledge, any of the executive officers or directors of any of the Reporting Persons, has any current plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

   Item 5.  Interest in Securities of the Issuer.
   -------  -------------------------------------

        (a) As of March 14, 1997, the Reporting Persons collectively beneficially owned 1,680,000 Shares, or 11.9%, of the Issuer's outstanding common stock. The Shares reported beneficially owned by Thermo Electron include the 420,000 Shares (3.0%) owned by its 65%-subsidiary, Thermo Power. Certain family members of Marshall J. Armstrong beneficially own 10,000 Shares, or .07%, of the Issuer's outstanding common stock. Mr. Armstrong disclaims beneficial ownership of these Shares. To the knowledge of the Reporting Persons, no other executive officer or director of any of the Reporting Persons beneficially owns any Shares of the Issuer.

        (b) Thermo Electron has the sole power to vote and dispose of the Shares owned by it. Thermo Power has the sole power to vote and dispose of the Shares owned by it. By virtue of its 65% ownership of Thermo Power, Thermo Electron may be deemed to have the power to vote and dispose of the Shares owned by Thermo Power. However, the Reporting Persons disclaim the existence of a group among themselves for purposes of this Schedule 13D. As described in Item 2, Mr. Armstrong may be deemed to have the sole power to vote and dispose of the 10,000 Shares identified in the last paragraph of Item 2.

        (c) During the past 60 days none of the Reporting Persons have effected any transactions in the Shares.

        To the knowledge of the Reporting Persons, no other executive officer or director of any of the Reporting Persons has effected any transactions in the Shares during the past 60 days.

        (d)  Not applicable.
PAGE

        CUSIP No. 752333 10 4                                Page 8 of 13


        (e)  Not applicable.

   Item 6.  Contracts, Arrangements, Understandings or Relationships with
   -------  -------------------------------------------------------------
   Respect to Securities of the Issuer.
   ------------------------------------

        Thermo Electron acquired 1,000,000 of the Shares referred to in Item 5 from the Issuer pursuant to a Stock Purchase Agreement dated March 13, 1991. Thermo Electron paid $1,000,000 to the Issuer for such Shares. Thermo Electron also paid a finder's fee of $25,000 to Sexton Associates. The Stock Purchase Agreement prohibits the sale of such Shares by Thermo Electron unless the sale is registered under the Securities Act of 1933 and the securities laws of any appropriate states or an exemption from such registration is available.

        Thermo Power acquired 420,000 of the Shares referred to in Item 5 pursuant to the exercise of an option originally granted to the Issuer by Richard A. McEnhill, a former officer of the Issuer. The Issuer assigned such option to Thermo Power under an Option Assignment Agreement dated as of January 19, 1994. Thermo Power paid $24,486 to the Issuer in consideration of the assignment of such option to Thermo Power, and paid Mr. McEnhill $428,904 for such Shares upon the exercise of such option. The Option Assignment Agreement contains no restrictions on the further disposition of such 420,000 Shares.

   Item 7.  Material to be filed as Exhibits.
   -------  ---------------------------------

        (i) Option granted by Richard A. McEnhill to the Issuer dated March 8, 1991 (included as an exhibit to Amendment No. 1 to Thermo Electron's Schedule 13D filed on January 27,
                  1994).

        (ii) Option Assignment Agreement between the Issuer and Thermo Power dated as of January 19, 1994 (included as an exhibit to Amendment No. 1 to Thermo Electron's Schedule 13D filed on January 27, 1994).

        (iii) Stock Purchase Agreement between the Reporting Person and the Issuer dated March 13, 1991 (included as an exhibit to Thermo Electron's Schedule 13D filed on March 22, 1991).

        (iv)      Agreement regarding filing of joint Schedule 13D.
PAGE

        CUSIP No. 752333 10 4                                Page 9 of 13


                                   Signature
                                   ---------


        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


   Date:  March 19, 1997              THERMO ELECTRON CORPORATION


                                      By:  /s/ John P. Appleton
                                           ------------------------------
                                           John P. Appleton
                                           Vice President


   Date:  March 19, 1997              THERMO POWER CORPORATION


                                      By:  /s/ Jonathan W. Painter
                                           ---------------------------------
                                           Jonathan W. Painter
                                           Treasurer


   Date:  March 19, 1997              THERMO TERRATECH INC.


                                      By:  /s/ John P. Appleton
                                           ------------------------------
                                           John P. Appleton
                                           President and
                                           Chief Executive Officer
PAGE

        CUSIP No. 752333 10 4                               Page 10 of 13




                                   APPENDIX A


        The following individuals are executive officers or directors of Thermo Electron Corporation ("Thermo Electron"), Thermo Power Corporation ("Thermo Power") or Thermo TerraTech Inc. ("Thermo TerraTech"). Unless otherwise noted, all such individuals are citizens of the United States. Unless otherwise indicated, the business address of each executive officer of Thermo Electron, Thermo Power and Thermo TerraTech is Thermo Electron Corporation, 81 Wyman Street, Waltham, Massachusetts 02254.


   John M. Albertine:            Director, Thermo Electron

        Dr. Albertine is Chairman of the Board and Chief Executive Officer of Albertine Enterprises, Inc., an economic and public policy consulting firm. His business address is Albertine Enterprises, Inc., 1156 15th Street, NW, Suite 505, Washington, D.C. 20005.

   Peter O. Crisp:               Director, Thermo Electron;
                                 Director, Thermo Power

        Mr. Crisp is a General Partner of Venrock Associates, a venture capital investment firm. His business address is 30 Rockefeller Plaza, Room 5600, New York, New York 10112.

   Elias P. Gyftopoulos:          Director, Thermo Electron

        Dr. Gyftopoulos is Professor Emeritus at the Massachusetts Institute of Technology. His business address is Massachusetts Institute of Technology, Room 24-109, 77 Massachusetts Avenue, Cambridge,
   Massachusetts 02139.

   Frank Jungers:                Director, Thermo Electron

        Mr. Jungers is a consultant on business and energy matters. His business address is 822 NW Murray, Suite 242, Portland, Oregon 97229.

   Robert A. McCabe:             Director, Thermo Electron

        Mr. McCabe is President of Pilot Capital Corporation, a firm specializing in private investments and acquisition services. His business address is Pilot Capital Corporation, 444 Madison Avenue, Suite 2103, New York, New York 10022.

   Frank E. Morris:               Director, Thermo Electron

        Mr. Morris is a business consultant. His business address is 6234 Billerive Avenue, #702, Naples, Florida 33999.
PAGE

        CUSIP No. 752333 10 4                               Page 11 of 13


   Donald E. Noble:              Director, Thermo Electron;
                                 Director, Thermo Power;
                                 Director, Thermo TerraTech

        Mr. Noble is a business consultant. His business address is c/o Rubbermaid Incorporated, 1147 Akron Road, Wooster, Ohio 44691.

   Hutham S. Olayan:             Director, Thermo Electron

        Ms. Olayan is the President and a director of Olayan America Corporation, a private investment management firm. Her business address is Olayan America Corporation, 505 Park Avenue, Suite 1100, New York, New York 10022. Ms. Olayan is a citizen of Saudi Arabia.

   Roger D. Wellington:          Director, Thermo Electron

        Mr. Wellington is President and Chief Executive Officer of Wellington Consultants, Inc. and of Wellington Associates Inc., business consulting firms. His residential address is P.O. Box 8186, 5555 Gulf of Mexico Drive, Unit 302, Longboat Key, Florida 34228.

   George N. Hatsopoulos:        Director, Chairman of the Board and Chief
                                 Executive Officer, Thermo Electron

   John N. Hatsopoulos:          President and Chief Financial Officer,
                                 Thermo Electron; Director, Vice President and Chief Financial Officer, Thermo Power;
                                 Director, Vice President and Chief
                                 Financial Officer, Thermo TerraTech

   Robert C. Howard:             Director, Thermo Power

   Peter G. Pantazelos:          Executive Vice President, Thermo Electron

   Arvin H. Smith:               Executive Vice President, Thermo Electron;
                                 Chairman of the Board and Director, Thermo
                                 Power

   William A. Rainville:         Senior Vice President, Thermo Electron;
                                 Chairman of the Board and Director, Thermo
                                 TerraTech

   John W. Wood Jr.              Senior Vice President, Thermo Electron

   John P. Appleton:             Vice President, Thermo Electron; Director,
                                 President and Chief Executive Officer,
                                 Thermo TerraTech

   Marshall J. Armstrong:        Senior Vice President, Government Affairs,
                                 Thermo Electron; Director, Thermo Power

   Paul F. Kelleher:             Vice President, Finance and Administration,
                                 Thermo Electron; Chief Accounting Officer,
                                 Thermo Power; Chief Accounting Officer,
                                 Thermo TerraTech
PAGE

        CUSIP No. 752333 10 4                               Page 12 of 13


   J. Timothy Corcoran:          President, Chief Executive Officer and
                                 Director, Thermo Power.  His business
                                 address is 45 First Avenue, Waltham,
                                 Massachusetts  02254.

   Polyvios C. Vintiadis:        Director; Thermo TerraTech.  His business
                                 address is c/o Towermarc, 2 Pickwick Plaza,
                                 4th Floor, Greenwich, Connecticut  06830.

   Emil C. Herkert:              Vice President, Thermo TerraTech.  His
                                 business address is c/o Killam Associates, 27 Bleeker Street, Milburn, New Jersey
                                 07041.

   Jeffrey L. Powell:            Vice President, Thermo TerraTech.  His
                                 business address is c/o Thermo Remediation
                                 Inc., 1964 S. Orange Blossom Trail, Apopka,
                                 Florida  32703.
PAGE

        CUSIP No. 752333 10 4                               Page 13 of 13




                                   AGREEMENT


        Pursuant to Rule 13d-1(f)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13D, or any further amendment thereto, need be filed with respect to the current ownership of any of the undersigned of shares of common stock of The Randers Group Incorporated or any purchases of additional stock of such company by any of the undersigned.



   Date:  March 19, 1997              THERMO ELECTRON CORPORATION


                                      By:  /s/ John P. Appleton
                                           ------------------------------
                                           John P. Appleton
                                           Vice President


   Date:  March 19, 1997              THERMO POWER CORPORATION


                                      By:  /s/ Jonathan W. Painter
                                           ---------------------------------
                                           Jonathan W. Painter
                                           Treasurer


   Date:  March 19, 1997              THERMO TERRATECH INC.


                                      By:  /s/ John P. Appleton
                                           ------------------------------
                                           John P. Appleton
                                           President and
                                           Chief Executive Officer